Mail Stop 3561

June 29, 2006

Richard G. Honan
Chairman
AT&S Holdings, Inc.
3505 Manchester Trafficway
Kansas City, Missouri 64129

   **Re:** **AT&S Holdings, Inc.**
     **Post-Effective Amendment No. 1 on Form SB-2**
     **Filed June 5, 2006**
     **File No. 333-124440**

Dear Mr. Honan:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Please note that all page references are based on the courtesy copy that was provided to us by counsel, and not the EDGAR version.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

 1. It appears you should call the notes "callable" notes.  Please revise or advise.

Risk Factors, page 4

Richard G. Honan
AT&S Holdings, Inc.
June 29, 2006
Page 2

2. Please remove the phrase "but not limited to" in the first sentence.  If you know of other material risks, discuss them here.

3. Please include a risk factor to discuss the redemption feature of the notes, explaining the benefits you derive from this structure and the risks inherent to the investor.

Additional competition may decrease our profitability, which would adversely affect our ability to repay the notes, page 4

4. Pursuant to your disclosure on page 22, please discuss here or elsewhere in the risk factor section that your third largest customer, Mobile Storage Group, is likely to transition from a customer to a competitor.  Detail the impacts this could have on your profitability and ability to repay the notes.

We are a company with a high amount of debt; therefore fluctuations in interest rates could increase our interest cost, decrease our profitability and limit our ability to pay interest and principal on the notes, page 4

5. Please disclose here the amount of your debt which is subject to floating rates.

We are dependent on several key customers, page 5

6. Disclose in the heading that you expect your two largest customers to produce a declining percentage of your revenues in the years ahead.

Plan of Distribution, page 8

7. Tell us, if true, that each person who will be offering the securities fits the requirements of Rule 3a4-1.

8. We note that you may offer the notes by means of general advertising or solicitation. Please provide your legal analysis of why you believe you are able to do this.  It appears that you are a voluntary filer of '34 Act reports.  Are you referring to material permitted under Rule 134?

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

9. Consider providing greater insight into why you phased out of actively competing in markets outside of Kansas City and St. Louis.

10. We note from your disclosure on pages 5 and 12 that the revenue you received from Satellite Specialized Transportation was derived largely from disaster relief efforts that by its nature is temporary.  Discuss here and throughout any anticipated impact this could have on your financial condition or operating results going forward.  Given that you are also seeking to expand your fleet with this offering, please discuss the risks associated with having idle containers or trailers as a result of losing business from SST if you believe they might be material.

11. Please delete the last three sentences of the overview section on page 10, since it appears that no discussion of risks and uncertainties follows.

Year ended December 31, 2005 Compared to 2004, page 10

12. Refer to the last paragraph of this section.  Please discuss the reasons for your anticipation of an increase in demand for your services and equipment from the retail industry.

Three months ended March 31, 2006 versus March 31, 2005, page 12

13. Please revise the second paragraph to clarify whether the decrease in drayage revenue is due to a decrease or increase in the number of rentals requiring pick-up.

Banking Arrangements, page 14

14. Please update this section in the next amendment, if applicable, as to the balances and the status of each credit facility.

15. Also, we suggest that you revise the entire section for clarity, perhaps by highlighting the current status up front.  At the very least, please avoid using the present tense to describe the way the deal was structured initially under the financing agreement, particularly where the structure has changed over time.

16. Please reconcile the figures for the fixed interest rate term loan under the third bullet, as the first amount of $85,771 appears significantly less than would be required relative to the remaining discussion.

Our Business, page 16

17. If known, please disclose the approximate percentage of your containers that meet ISO standards.

Our Markets and Competition, page 22

18. Please reconcile the last sentence in the second paragraph with your disclosure on page four, whereby you acknowledge the low barriers to entry and the expectation that new competitors will enter your market from time to time.

19. We suggest omitting all but the first sentence of the final paragraph of this section. In general, we believe it is bad policy to include information which might be considered disparaging of competitors.

Directors and Executive Officers, page 24

20. Please reconcile the positions held by Richard G. (Rick) Honan II as reflected in the table and the second and third paragraphs on page 25.

Code of Ethics, page 25

21. Please file a copy of your code of ethics as an exhibit or tell us how you will comply with the disclosure requirements of Item 406(c) of Regulation S-B.

Common Stock, page 28

22. Please delete the last sentence or explain why you are not offering your notes by means of this prospectus.

Subordinated Debt, page 28

23. Please clarify that all material information about the notes is discussed in this prospectus.

Additional Information, page 30

24. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

**Part II**

Item 26. Recent Sales of Unregistered Securities, page 1

25. Please reconcile the $0.44 price of the warrant exercised on July 8, 2003 and the $44.28 price of the warrant exercised on December 1, 2004.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John Stickel at (202) 551-3324 or Max Webb at (202) 551-3750 with any questions.


Regards,


Max A. Webb
Assistant Director


cc:      Via Facsimile <mark>(913) 451-8788</mark>
         William M. Schutte
         Polsinelli Shalton Welte Suelthaus PC
         6201 College Blvd., Suite 500
         Overland Park, Kansas 66211